Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 2 December 2013

Name of applicant:		RANDGOLD RESOURCES LIMITED

Name of scheme:		Randgold Resources Share Option Scheme Randgold Resources Limited Restricted Share Scheme Randgold Resources Limited Co-Investment Plan

Period of return:	From:	1 June 2013	To:	30 November 2013

Balance of unallotted securities under scheme(s) from previous return:		1,720,837 (One million, seven hundred and twenty thousand, eight hundred and thirty seven) Ordinary Shares of US$0.05 each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	20,750 (Twenty thousand, seven hundred and fifty) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Share Option Scheme; and

18,000 (Eighteen thousand) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Restricted Share Scheme.

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,682,087 (One million, six hundred and eighty two thousand and eighty seven) Ordinary Shares of US$0.05 each

Name of contact:		Martin Welsh

Telephone number of contact:		+44 (0) 1534 735333

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com